Filed by Vivid Seats Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Acquisition Corporation

Commission File No.: 001-39465

Bloomberg Quicktake: Take the Lead

Live shows in the age of Covid-19

July 19, 2021

Scarlet Fu:
Millions of live entertainment fans are eager to move past the pandemic and start packing stadiums, concert halls, and theaters once again, but will the appetite for attending live events, plateau, or explode as COVID-19 continues spreading through contagious variance? One tech company that pairs ticket sellers with consumers is betting big on a comeback in live entertainment, Vivid Seats, CEO, Stan Chia joins us now to talk about the future of big gatherings.

Stan, welcome to Quicktake. COVID variants are making stock market investors in some city officials nervous. We've been talking about the soft and the S&P 500 and the return of masking guidelines in LA, for instance.

Do you see this starting to show up in any way in your line of business, the supply and demand of tickets for live events?

Stan Chia:
Thanks Scarlet, thanks for, thanks for having me on today. You know, I think we, we follow that really closely and certainly safety at the foremost of everything that I think we do. I think we're still a little early in terms of perhaps the Delta variant, you know, and rising COVID cases impact. I think up until this point, we've continued to see a lot of strength and a lot of excitement from fans around live events, with events like Bonnaroo, Austin City Limits selling out, you know, at record pace on the primary and what we see, you know, within our dataset, we've seen consumers almost like to go to events and in larger groups than they have before with you know, with orders of four or more tickets larger than we've ever seen before.

Scarlet Fu:
Yeah. Everyone wants to gather in groups now.

At the top of your website, you offer a FAQ on canceled events. So explain to us how you built out your policy so that consumers don't feel like they're always being nickel and dimed on things that are really just beyond their control, such as COVID being spread everywhere and, you know, make sure that they do get not only a refund, but they're not docked for delivery charges, restocking fees, and other hidden fees?

Stan Chia:

I think for us, you know, I think especially through the pandemic and through 2020, which was certainly a difficult year for everyone. And, you know, for those in, in, in this industry where every, everything went to almost nothing and suddenly we were faced with mass cancellations, we took that time to be really thoughtful and deliberate about the right policies for consumers, that Vivid Seats, what we do for consumers for any canceled event, you know, we never took a cash refund option away. So if you're, if your event was canceled and you wanted a cash refund, we provided that in its entirety. We also provided another option and that we would provide 110% and vivid seats for rewards credits. If you elected to take that option. And also as, as this part of our culture, we also took that 10% premium and donated it to MusiCares to really help those impacted through the pandemic as well.

Scarlet Fu:
Got it, got it.

There are clearly a number of marketplaces for tickets, including StubHub, Ticketmaster. How willing are consumers to experiment with different platforms hop from one to the next, if you had to boil it down to one factor, is it inventory? Is it customer service? Or is it something else that drives their decision-making in terms of which platform to use?

Stan Chia:
Yeah, although I think consumers are always looking for value, you know, what's value to them. And I think at Vivid Seats, what we've done to differentiate ourselves is perhaps threefold. One: We look at our pricing and we try to make sure that we are extremely competitive, but on top of that, you know, we have the industry's only rewards program and vivid seats rewards, which applies to every single transaction that's that happens on our side. Every customer who buys is able to earn incremental rewards credit for future purchases. And then third, when you look at buying tickets to go to an event, you want to be assured that you've got fantastic service and an organization that stand behinds what they sell. For two years in a row now, we've won best customer service and ticketing. So I think when we look at what we've got to offer across the variety of marketplaces and competition, we're really confident in the value across those dimensions and we offer consumers.

Scarlet Fu:
Yeah, Stan, you have an expertise in supply chains, which clearly is top of mind for everyone right now. You had worked at Amazon and Cisco and also Grubhub as well. What's the biggest difference between managing the supply chain of physical items that need to be manufactured like semiconductors for laptops, versus virtual items that represent something physical, like seats at a concert.

Stan Chia:
It's a great question Scarlet. You know, I think for, for everything, and really it's a, it's a marketplace dynamic. It's about managing supply and demand, right? Supply chain is really there so that you can make the demand that's there in this space it's really no different. At the end of the day, we look to make sure we have ample supply of, of tickets and inventory that our consumers are looking and when they choose to buy it, that we offer it in competitive prices and that they have absolute assurance that they will receive that supply in time for their, for their event.

Scarlet Fu:
And very quickly you plan to go public by merging with a blank check company. Give us the latest on your timeline here. Especially as we see the market kind of wobbling right now and SPACs of late have not done too well. The SPAC index for instance, is at its lowest this year.

Stan Chia:
Yeah. Look, I think there is a little bit, and we've talked about this on, on, on a couple of times, like there was a little bit of a SPAC-lash and at times, you know, I think we continue to look at SPACs as a chassis for organizations to go public. And I think it's less about the SPAC and it is about the company. For us, you know, we are a unique organization. That's always at scale growth and profitability. And through this back process, we found a new partner in Todd Boehly who I think when you look at what that brings to us strategically, on top of the capital infusion, we have a lot of relationships now through Todd and through the Horizon and the Eldridge organization with the Dodgers in baseball, DraftKings, Penske media, a lot of strategic opportunities. So I think we feel really good about the partner we found as we look at our timeline. You know, I think we are still confident that we should be able to complete the business transaction and the combination in the third quarter.

Scarlet Fu:
Gotcha – Stan Chia, CEO of Vivid Seats thank you so much. And of course SPAC refers to a special purpose acquisition companies - really appreciate your time with us today.

About Vivid Seats

Vivid Seats provides a marketplace for tickets to live sports, concerts and theater events along with a technology platform and services that support the ticketing ecosystem. Founded in 2001, the Chicago-based marketplace pairs exceptional affordability across one of the widest selections of tickets with its loyalty program, Vivid Seats Rewards, that enables fans to earn rewards when they purchase tickets to their favorite events. Selected by organizations like ESPN, Rolling Stone, the Los Angeles Clippers and University of Tennessee to serve as official ticketing partners, Vivid Seats supports all confirmed orders with a dedicated, award-winning customer service team to ensure the safest and most convenient purchase experience. Fans who want to sit closer and see more of their favorite live events can order by downloading the Vivid Seats mobile app, going to vividseats.com or calling by phone at 866-848-8499.

About Horizon Acquisition Corporation

Horizon is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Horizon is sponsored by the Sponsor, an affiliate of Eldridge. Horizon is led by Todd L. Boehly, the Co-founder, Chairman and Chief Executive Officer of Eldridge. Horizon’s securities are traded on the New York Stock Exchange (the “NYSE”) under the ticker symbols HZAC, HZAC WS and HZAC.U. Learn more at https://www.horizonacquisitioncorp.com/.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Horizon Acquisition Corporation will merge with and into Vivid Seats Inc., which will be the surviving entity and the going-forward public company, and filed the S-4 Registration Statement with the SEC, which includes a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HORIZON ACQUISITION CORPORATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIVID SEATS, HORIZON AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of Horizon Acquisition Corporation as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Participants in Solicitation

Horizon and its directors and executive officers may be deemed participants in the solicitation of proxies from Horizon’s members with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Horizon is contained in Horizon’s filings with the SEC, including Horizon’s annual report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on May 10, 2021, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. Vivid Seats and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ or Horizon’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination (including due to the failure to receive required shareholder approvals, failure to receive approvals or other determinations from certain gaming regulatory authorities, or the failure of other closing conditions); the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Horizon’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; Horizon and Vivid Seats’ ability to manage growth; Horizon and Vivid Seats’ ability to execute its business plan and meet its projections; potential litigation involving Vivid Seats or Horizon Acquisition Corporation; changes in applicable laws or regulations, particularly with respect to gaming, and general economic and market conditions impacting demand for Vivid Seats or Horizon Acquisition Corporation products and services, and in particular economic and market conditions in the entertainment/technology/software industry in the markets in which Vivid Seats and Horizon Acquisition Corporation operate; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in Horizon’s other filings with the SEC. None of Vivid Seats or Horizon Acquisition Corporation undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Investors

Ashley DeSimone, ICR

Ashley.DeSimone@icrinc.com

646-677-1827

Media

Julia Young, ICR

Julia.Young@icrinc.com

646-277-1280